Insider transaction detail - View details for insider with remarks

2007-09-05 17:31 ET

Transactions sorted by : Insider
Insider company name : Talisman Energy Inc. (Starts with)
Filing date range : September 5, 2007 - September 5, 2007

Insider name: TALISMAN ENERGY INC.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Talisman Energy Inc.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036327	2007-08-08	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	18.4999	200,000					
General remarks:		NCIB										
1036328	2007-08-09	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+100,000	18.1886	300,000					
General remarks:		NCIB										
1036339	2007-08-20	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-300,000		0					
General remarks:		Shares purchased for cancellation pursuant to NCIB were cancelled.										
1036329	2007-08-21	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	17.6711	200,000					
General remarks:		NCIB										
1036331	2007-08-22	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	18.0473	400,000					
General remarks:		NCIB										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036332	2007-08-23	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	18.0906	600,000					
General remarks:	NCIB											
1036333	2007-08-24	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	18.3253	800,000					
General remarks:	NCIB											
1036334	2007-08-27	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	17.8999	1,000,000					
General remarks:	NCIB											
1036335	2007-08-28	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+200,000	17.7504	1,200,000					
General remarks:	NCIB											
1036340	2007-08-28	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-200,000		1,000,000					
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.											

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036342	2007-08-31	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000,000			0				

General remarks: Shares purchased for cancellation pursuant to NCIB were cancelled.